Exhibit 99.1

to

Schedule 13D

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D dated April 5, 2012 in connection with their beneficial ownership of PLX Technology, Inc., and any amendments thereto. Each of Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC authorizes Seligman Spectrum Focus (Master) Fund to execute the Schedule 13D to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt
Wade M. Voigt
Director - Fund Administration

Seligman Spectrum Focus (Master) Fund

By:	/s/ Eric T. Brandt
Eric T. Brandt
Authorized Person

Columbia Management Investment Advisers, LLC

By:	/s/ Eric T. Brandt
Eric T. Brandt
Vice President and Assistant Secretary